UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-53249

AB&T Financial Corporation

(Exact name of registrant as specified in its charter)

292 West Main Avenue, Gastonia, North Carolina 28052 (704) 867-5828

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

Common stock, $1.00 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 668*

* Explanatory Note: In accordance with guidance issued by the staff of the Division of Corporation Finance, AB&T Financial Corporation is filing this Form 15 in reliance on section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by section 601(a)(2) of the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, $1.00 par value per share (the “Common Stock”), under section 12(g) of the Exchange Act and its duty to file reports with respect to the Common Stock under section 13(a) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, AB&T Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2012	By:	/s/ Roger A. Mobley
Name: Roger A. Mobley
Title: Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.